This submission is solely to obtain a new Securities Act file number, new contract IDs, and the Form N-4 investment company type for the non-variable annuity offering, the Guaranteed Interest Account with Market Value Adjustment (“GIA MVA”) investment option, under our newly acquired CIK 0002038891 for Equitable Financial Life Insurance Company of America (RILA). This is part of our transition of the GIA MVA investment option, currently registered on Form S-3 as Registration No. 333-283403, to the newly amended Form N-4 requirements tailored to register fixed options with market value adjustments. We will file a future post-effective amendment pursuant to Rule 485(a) (as a combination product).

Please direct any questions on this submission to Brandon J. Cage at (205) 268-1889.